

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2019

Douglas Davis
Chief Executive Officer
Gopher Protocol Inc.
2500 Broadway, Suite F-125
Santa Monica, CA 90404

> **Re: Gopher Protocol Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2019**
> **File No. 333-229563**

Dear Mr. Davis:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jennifer Gowetski at 202-551-3401 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate and
                                    Commodities